esgrō

A Better Way to do Business

Our Story

Caleb did tutoring and it was his livelihood.

Although Caleb spent time preparing and traveling to tutoring sessions, his tutees would cancel last minute and refuse to pay.



Themiya needed to get some painting done so he hired a contractor.

Although Themiya outlined the requirements and paid in full upfront, his contractor completed only half the job.

Current Payment Methods

Splitting Payments

High Touch & Requires Negotiating With Customers

Small Claims Court

Costs time, money, productivity, & the winner has a loss up to 90%*.

30-90 Day Invoices

Complicates Cash Flow Management & Requires Back Office Staff

Bad Debt

Loss Of Time, Money, & Productivity

*The Loss On Selling A Account Receivable Small Claims Court Judgement To Collections Can Vary

esgrō

The Problem

Payments within the Gig Economy are time consuming, cumbersome, & subjective.

- Gig Workers & Businesses Operate On 30-90 Day Invoices
- Gig Workers & Businesses Front Time, Money, & Materials In Every Transaction
- Gig Workers & Businesses Do Not Have A Way To Seamlessly Integrate Payments & Set Their Own Terms

The Size

33%
Of Businesses

Claim late payments threaten the survival of their company (2016)

17.3 Billion
Dollars/ Year

Is lost within the gig/freelancing economy due to non-payment (2017)

Our Solution

esgrō



A mobile platform that empowers users to create, execute, & complete txns. with a peace of mind.

Seamless Deal Flow

the entire transaction process is streamlined effortlessly to work for you & alongside your current system

Reserve Payments

piece of mind for customers & service provider

Calendar Integration

set appointments & schedule

Low fees

transactions fees as low as 1%

Legally Binding

contracts, terms, and electronic signatures to execute any agreement

Easy Agreements

draft comprehensive terms that you simply drag and drop from templates

Advantages

Easy, Integrated, & Stress Free Payments With Peace of Mind

- Reduce Your Account Receivables From 90 Days To 0.
  - Increase your revenue, save time, & reduce your back office workload.
  - Stop chasing the money you have already earned & reduce your time to money.
- Set Guaranteed Payments For Uncertain Events
  - Cancellations, Cost Of Materials, Additional Labor, ect.
- Create Reserves On Your Own Terms
  - Add a contract, an appointment, & integrate your invoices.
  - Know The Money Is There Before You Work


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esgrō

Business Model

	Freemium	Premium
Reserve Funds	✓	✓
Guarantee Payment	✓	✓
Reduce Fees		✓
Calendar Integration		✓
Contracts & E-Signature		✓

Transaction Fees

2$ For 3-200

2%for $200-2500

Premium Subscription

$17.99 /mo.

Secondary Revenue

Quality Assurance

Competition

Feature	Venmo	DocuSign	RocketLawyer	QuickBooks	Esgro
1% Transaction Fee	Yes	No	No	No	Yes
Contract Templates	No	Yes	Yes	No	Yes
E-Signature	No	Yes	No	No	Yes
Send Payments	Yes	Yes	No	Yes	Yes
Mobile Application	Yes	No	No	No	Yes
Reserve Funds	No	No	No	No	Yes

Go To Market Strategy

Target Industries

- ❖Residential Subcontracting
    - Landscapers, Painters, Carpenters, Ect.
- ❖Festivals, Events,& Show Business
    - Wedding Planners, Event Coordinators, Marketing Agencies, Ect.
    - Photographers, Videographers, Ect.
- ❖Software & Graphic Design

Growth Plan

- ❖Create The Network Effect
    - Capture 22.5% Of The Market
    - Capture Business & Consumers Simultaneously With Incentive Programs
- ❖Strategic Partnerships & Endorsements
    - Professional & Trade Organizations
    - Business & Media Outlets
    - Non-Digital & Digital Lead Platforms
    - Business With Regional Footprints
- ❖Expand From Atlanta To Blue Collar & Gig Based Cities

Traction

- 50 Letters Of Intent From Our Target Businesses
- 200+ Beta Users

Financial Projections

esgrō

We Are Profitable At 100 Users

3,000 Users
$2,800,000 Volume/Mo.
$28,900 Revenue/Mo.

10,000 Users
$10,000,000 Volume/Mo.
$90,000 Revenue/Mo.

25,000 Users
$10,000,000 Volume/Mo.
$210,000 Revenue/Mo.

50,000 Users
$47,000,000 Volume/Mo.
$442,000 Revenue/Mo.

Team



Caleb Gilbert

CEO/Co-Founder
Electrical Engineer



Payton Jonson

Co-founder and advisor
Computer Science